# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MSC INCOME FUND, INC., CIK 0001535778
CUSIP: 55374X208
Title of class of securities: Common
Address of issuer's principal executive offices: 1300 POST OAK BOULEVARD, 8TH FLOOR, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 07/17/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001053994

## Reporting persons
- SANDERS MORRIS HARRIS LLC: type of reporting person: broker-dealer (BD), investment adviser (IA), partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,317,887; sole dispositive power 0; shared dispositive power 2,317,887; aggregate amount beneficially owned 2,317,887 (5.08% of the class)

## Item 1. Issuer
Name of issuer: MSC INCOME FUND, INC.
Address of issuer's principal executive offices:
1300 POST OAK BOULEVARD, 8TH FLOOR, HOUSTON, TEXAS
77056

## Item 2. Person Filing
Name of person filing: SANDERS MORRIS HARRIS LLC
Address of principal business office or, if none, residence:
600 Travis, Suite 5900
Houston, Texas
77002
Citizenship: SANDERS MORRIS HARRIS LLC - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,317,887
Percent of class: 5.08
Sole power to vote or to direct the vote: SANDERS MORRIS HARRIS LLC - 0
Shared power to vote or to direct the vote: SANDERS MORRIS HARRIS LLC - 2,317,887
Sole power to dispose or to direct the disposition: SANDERS MORRIS HARRIS LLC - 0
Shared power to dispose or to direct the disposition: SANDERS MORRIS HARRIS LLC - 2,317,887

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SANDERS MORRIS HARRIS LLC: /s/ David Block, David Block, OSJ Supervisor (07/24/2026)